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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                 Under the Securities and Exchange Act of l934
                                (Amendment #5)

                        HYPERION 2002 TERM TRUST, INC.
                                     (HTB)
                               (Name of Issuer)

                                   448915108
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 6, 1999
            (Date of Event which Requires Filing of this Statement)

   If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

                              (Page 1 of 4 pages)
                            There are no exhibits.

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                                 SCHEDULE 13D

CUSIP No. 448915108                                            Page 2 of 4 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D #16-1290558

2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /x/
3.   SEC Use Only

4.   Source of Funds*

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power

                              2,519,060
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              2,519,060
     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,519,060

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row (11)

     7.42%

14.  Type of Reporting Person*

     IA

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1   Security and Issuer
         Common Stock
         Hyperion 2002 Term Trust, Inc.
         Hyperion Capital Management, Inc.
         1 Liberty Plaza
         165 Broadway
         36th floor
         New York, New York 10006

ITEM 2   Identity and Background
         a)  Karpus Management, Inc, d/b/a/ Karpus Investment Management
             ("KIM")
             George W. Karpus, President, Director, and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
             Sophie Karpus, Director
         b)  14 Tobey Village Office Park
             Pittsford, New York 14534
         c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments trust and others, specializing in conservative asset management (i.e. fixed income).
         d)  None of George W. Karpus, JoAnn VanDeGriff, or Sophie Karpus
             (the "Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).
         e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgement, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f) Each of the Principals is a United States citizen. KIM is a New York corporation.

ITEM 3   Source and Amount of Funds or Other Condiderations
         KIM, an independent investment advisor, has accumulated shares of HTB on behalf of accounts that are managed by KIM (`the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction
         KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of HTB fit the investment guidelines for various Accounts. Shares have been acquired since September 19, 1993.

ITEM 5   Interest in Securities of the Issuer
         a) As of the date of this Report, KIM owns 2,519,060 shares, which represents 7.42% of the outstanding shares. George W. Karpus (President of KIM) presently owns 4,000 shares (purchases of 6/1/95 600 shs.@ 7.25, 6/9/95 900 shares @ 7.375, 12/22/95 1,500 shares @ 7.125, 7/3/96 1,000 shares @ 6.875). Sophie Karpus
             (Director) purchased 1,000 shares 11/7/94 @ 6.375. JoAnn VanDeGriff (Vice-President and Director) purchased 12/19/96 200 shares @ 7.125 and 900 shares 12/20/96 @ 7.125. Karpus Investment Management Profit Sharing Plan Fund-B purchased 10/26/93 1,200 shares @ 7.75, 3/24/95 750 shares @6.875 and 3/27/95 250 shares @
             6.875.
         b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.
         c)  The first open market purchase occurred on February 8, 1995 as
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             previously reported. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.

        DATE      SHARES     PRICE PER           DATE      SHARES    PRICE PER
                               SHARE                                   SHARE

      2/1/99        2800       8.375         3/2/99        3000       8.3125
      2/2/99      35,900       8.375         3/3/99         200       8.3125
      2/2/99        -500       8.375         3/4/99        6900       8.3125
      2/3/99        8000       8.375         3/5/99        5175       8.3125
      2/4/99      11,900       8.375         3/5/99        -200       8.4125
      2/5/99        8400       8.375         3/8/99        3200       8.3125
      2/8/99      17,700       8.375         3/8/99       -1000        8.375
      2/9/99      19,800       8.375         3/8/99        1000        8.375
     2/10/99        5400       8.375         3/9/99        -200       8.4372
     2/11/99      16,300       8.375        3/10/99        -500       8.4372
     2/12/99        1800       8.375        3/11/99        5000        8.375
     2/16/99        4500       8.375        3/12/99        9000       8.3125
     2/17/99      35,175       8.375        3/12/99         275        8.375
     2/18/99      22,750       8.375        3/15/99        -700       8.4372
     2/19/99      15,950       8.375        3/15/99         400       8.3125
     2/19/99     -10,000       8.375        3/16/99       -5000       8.4372
     2/22/99       -3550       8.437        3/16/99        7600        8.375
     2/22/99        8200       8.375        3/17/99       -1100       8.4372
     2/23/99        -600       8.437        3/17/99       10000        8.375
     2/23/99        9150       8.375        3/18/99        3200        8.375
     2/24/99      15,000       8.375        3/19/99      -15400       8.4372
     2/25/99      53,900       8.375        3/19/99         200        8.375
     2/25/99        -500       8.375        3/19/99       15000       8.4375
                                            3/22/99       10900        8.375
                                            3/23/99        -950        8.375
                                            3/23/99       22900        8.375
                                            3/24/99        4100        8.375
                                            3/24/99         200        8.405
                                            3/25/99        1800        8.375
                                            3/25/99       -2500        8.375
                                            3/25/99       33600        8.375
                                            3/29/99        2500       8.4375
                                            3/30/99       -1500        8.375
                                            3/30/99        3000       8.4375

                  The Accounts have the right to receive all dividends from.
             any proceeds for the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Share outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
                  Except as described above, there are no contracts,
             arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of HTB securities.

ITEM     7   Materials to be filed as Exhibits
             Not applicable.

Signature
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete, and correct.

                                            Karpus Management, Inc.


April 6, 1999                               By: /s/ George W. Karpus, President
-------------                                   -------------------------------
    Date                                                   Signature

                                                    George W. Karpus, President
                                                -------------------------------
                                                          Name / Title